EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

In thousands, except ratios	2009	2008	2007	2006	2005
Income before income taxes	$54,459	$27,073	$36,320	$28,187	$26,499
Plus: Fixed charges (1)	5,853	5,209	4,950	5,475	4,240
Income available to cover fixed charges	$60,312	$32,282	$41,270	$33,662	$30,739

Ratio of earnings to fixed charges	10.3	6.2	8.3	6.1	7.3

(1) Fixed Charges:
Interest expense	$3,353	$3,162	$2,883	$3,275	$2,473
Interest portion of rent expense (2)	2,345	1,765	2,067	2,200	1,767
Capitalized interest	155	282	-	-	-
Total Fixed Charges	$5,853	$5,209	$4,950	$5,475	$4,240

(2) One-third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.